UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CEC ENTERTAINMENT, INC.

(Names of Subject Company (Issuer))

Q MERGER SUB INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

QUESO HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

APOLLO MANAGEMENT VIII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

125137109

(CUSIP Number of Class of Securities)

Q Merger Sub Inc.

c/o Apollo Management VIII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Steven A. Cohen

Ronald C. Chen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019-6150

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$946,665,414	$121,931
*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 17,530,841 shares of common stock, par value $0.10 per share, at $54.00 per share. This includes (i) 16,971,366 shares of unrestricted common stock outstanding on the date hereof and (ii) 559,475 shares of restricted stock outstanding on the date hereof.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the Transaction Value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$121,931	Filing Party:	Q Merger Sub Inc.
Form or Registration No.:	Schedule TO	Date Filed:	January 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Queso Holdings Inc., a Delaware corporation (“Parent”), Q Merger Sub Inc. (“Offeror”), a Kansas corporation and a wholly owned subsidiary of Parent and Apollo Management VIII, L.P., a Delaware limited partnership with the Securities and Exchange Commission on January 16, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Offeror for all of the outstanding common stock, par value $0.10 per share (the “Common Stock”) and any associated rights (the “Rights”), issued pursuant to the Rights Agreement, dated as of January 15, 2014, between CEC Entertainment, Inc., a Kansas corporation (the “Company”), and Computershare Trust Company, N.A., as rights agent, (each share of Common Stock and any associated Rights are referred to herein as a “Share”) of the Company at a price of $54.00 per share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated January 16, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO and the disclosure under Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended by replacing the final paragraph of Section 15 with the following:

United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”) and the rules and regulations promulgated thereunder by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by the Holding Partnership of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The Holding Partnership and the Company will file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by the Holding Partnership with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with the Holding Partnership’s consent. In practice, complying with a Second Request can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor its failure to respond to a request for additional documents and information issued to Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Offeror owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of the Offeror’s proposed acquisition of the Company. At any time before or after the Offeror’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of the Offeror, the Company, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Offeror may not be obligated to consummate the Offer or the Merger. See Section 14—“Certain Conditions of the Offer.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2014

Q Merger Sub Inc.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

Queso Holdings Inc.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

Apollo Management VIII, L.P.

By:	AIF VIII Management, LLC, its General Partner

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 16, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Parent, the Offeror and the Company on January 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. on January 16, 2014).*

(a)(1)(G)	Summary Advertisement to be published in the Wall Street Journal and dated January 16, 2014.*

(b)(1)	Commitment Letter, dated as of January 15, 2014, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Credit Suisse AG, Morgan Stanley Senior Funding, Inc., UBS AG, Stamford Branch and UBS Securities LLC.*

(d)(1)	Agreement and Plan of Merger, dated as of January 15, 2014, by and among Q Merger Sub Inc., Queso Holdings Inc. and CEC Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. on January 16, 2014).*

(d)(2)	Limited Guarantee, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. in favor of CEC Entertainment, Inc.*

(d)(3)	Equity Commitment Letter, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. to Queso Holdings, Inc.*

(g)	None.

(h)	None.

*	previously filed